April 26, 2013 FILED VIA EDGAR Ms. Tia Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining United States Securities and Exchange Commission Washington, D.C. 20549	CAMECO CORPORATION Corporate Office 2121 - 11th Street West Saskatoon, Saskatchewan Canada S7M 1J3 Tel 306.956.6200 Fax 306.956.6201 www.cameco.com

Dear Ms. Jenkins:

Cameco Corporation: Form 40-F for the Year Ended December 31, 2012

Filed February 22, 2013

File No. 001-14228

I am writing to request additional time to prepare Cameco Corporation’s response to your comment letter dated April 12, 2013. We are currently in the process of preparing our disclosure for the first quarter and have not had ample time to adequately address your comments. We will be in a position to deliver our response to your comment letter by May 3, 2013.

Please contact the undersigned at (306) 956-8127 to discuss any questions you may have regarding this request.

Yours truly,

CAMECO CORPORATION

“Grant E. Isaac”

Grant E. Isaac

Senior Vice-President and Chief Financial Officer

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c: Heidi Shockey, Vice-President Controller